Filed by Maxim Integrated Products, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

The following Q&A were made available to employees of Maxim Integrated Products, Inc. on the company’s intranet site on August 25, 2020.

August One Maxim Meeting Q&A

The following is a recap of the questions answered by the panel during the recent One Maxim Meeting regarding the pending merger between ADI and Maxim.

We have revised some of the responses below to provide employees with additional detail in response to the questions raised. We also recommend that you read the registration statement on Form S-4 that ADI has filed with the SEC, and (when available) the definitive proxy statement that we will mail to our stockholders, as these documents contain important information about the merger.

Panel members were Tunç Doluca, Brian White, Laura Owen, Ed Medlin, Jyothi Gorti, Kathy Ta and Mark Casper.

Maxim/ADI Merger

If the merger does not get approval from a regulatory body after a certain time, can ADI reapply for the approval process and extend the deal timeline?

The outside date under the merger agreement is July 12, 2021, with two potential 3-month extensions. After the outside date, either party may terminate the merger agreement if they choose to do so. We expect to successfully receive the required approvals within the time frame in the merger agreement.

I read in several business articles that Maxim was being sued by shareholders for breach of fiduciary duties. Is this a common theme when there is a merger involved? How does this impact Maxim in the interim?

There have not been any such claims filed to date. A shareholder has filed a claim relating to the disclosures made in the preliminary proxy statement filed by Maxim and ADI. These types of claims are common in connection with mergers, and we anticipate that more claims may be filed. We believe that the transaction with ADI is in the best interests of our shareholders and are confident in the process that we followed, and intend to vigorously defend against any claims in connection with the merger.

If the deal with ADI is terminated, will ADI have to pay a breakup fee to Maxim?

It depends on the circumstance. In the unlikely event regulatory approval is not obtained, and the transaction is terminated because of it, then ADI would be responsible for paying Maxim a breakup fee of $830 million. On the other hand, there could be circumstances where Maxim must pay a termination fee of $725 million to ADI, including in certain cases if a third party submitted an alternative proposal for Maxim. Detailed information about the specific circumstances when either ADI or Maxim might owe the other a termination if included in the proxy statement that will be mailed to our stockholders in connection with the merger.

Why did we suspend our dividend? Is it considered traditional in an acquisition? Why is it the right thing to do for shareholders, many of whom are employees?

It is not unusual for companies to have restrictions on dividends while a merger is pending.

In this pending-merger period, our stock price will not be driven as much by our cash return, which historically was very fundamental to our investor’s thesis and investing in Maxim. We expect that Maxim stock will trade more based on the price of ADI stock and the exchange ratio in the merger as it relates to their stock.

Since this is an all-stock transaction, our shareholders do not lose the benefit of the funds that will not be paid as dividends. When the companies combine, Maxim shareholders will be shareholders in the combined company, and so will benefit from the combined company’s balance sheet, including the cash that has accumulated on our balance sheet coming in to the merger. That money will be available in the future to benefit the combined company’s shareholders, including existing Maxim shareholders.

How will the money we save from not paying dividends over the next 9 to 12 months be used?

The money will go to cash on the balance sheet.

With the upcoming ADI merger, how do you see this impacting the future of Maxim’s new product development?

As it has been noted before, it is business as usual and full steam ahead with new product development. We will continue to invest in R&D and are expecting this year to be a record year for new product introductions.

How will employees know where we are in the merger closure process?

There are certain milestones, which show progress toward the finish line, that employees can monitor. The first milestone is shareholder approval for both companies, followed by regulatory approvals that will take place in the U.S. and countries around the world. As these events are completed, they can be communicated publicly and to employees. There is no certainty on timing, but we currently expect to close sometime in the summer of 2021.

Do you know if ADI has more business units than Maxim? Additionally, when the companies combine, will there be exciting product portfolios that Maxim currently does not have?

ADI is organized differently than Maxim. They have three large groups of business units/segments, and under those, there are many smaller product lines that are similar to Maxim’s business units. Since Maxim and ADI have complementary product lines, we expect there will be additional exciting product portfolios as the combined company will offer a broad line of analog and mixed signal products.

What will be the future of Maxim offices in Bangalore and Gandhinagar since ADI also has offices there?

ADI has an office in Bangalore. The company does not have an office in Gandhinagar at this time.

We don’t know for sure at this time what integration decisions will be made; however, even if some facilities may ultimately be combined post-closing, employees should not assume there will no longer be an employment opportunity for them at a combined facility.

Employee Matters and Employee Benefits

If the acquisition closes next year, will Maxim employees still qualify for bonuses for FY21? Will there still be FY21 focal reviews, merits, and promotions?

We will continue to operate as an independent company until the transaction is closed. If the transaction closes before the 2021 fiscal year end, then 2021 fiscal bonuses will be paid on a prorated basis, as previously agreed upon with ADI. Following the closing of the transaction, the combined company will make determinations regarding focal reviews, the merit cycle and promotions.

What if I lose my job as a result of the merger?

We understand that this announcement will cause uncertainty for our colleagues, just as it will at ADI. However, Maxim has historically had, and will continue to have, a Change in Control employee severance plan. The Change in Control employee severance plan is intended to provide financial protections in the event your employment is terminated under certain circumstances.

Will the announcement of positions being eliminated come before transaction close so that employees can prepare and look for a new job?

If Maxim conducts any reduction-in-force actions between now and the closing of the transaction, impacted employees will be notified in the ordinary course. Any terminated employees will be covered by the Change in Control employee severance plan if they experience a covered termination of employment under the plan. Decisions have not been made regarding positions that may be eliminated in connection with the transaction. Any such decisions will be communicated as soon as practicable, and such employees will also be covered by the Change in Control employee severance plan if they experience a covered termination of employment under the plan.

If I retire before the merger, and I qualify for and partake in the Post-Employment Equity Vesting program, what will happen to my Maxim equity awards at the closing of the merger?

Any unvested Maxim equity awards will, at the time of the merger closing, convert to corresponding equity awards with respect to ADI stock based on the exchange ratio of 0.63 shares. These converted equity awards will generally be subject to the same vesting terms and conditions as prior to the closing, except the Maxim MSUs will be converted to time-based vesting RSUs in accordance with the terms of the applicable award agreement.

When the merger is complete, what will happen to Maxim’s 401(k) plans? What happens to the administrator of the stock account?

In connection with integration planning, ADI will make decisions regarding the treatment of our 401(k) plans and the administrator of the related stock accounts. We will work with ADI to communicate any changes to the 401(k) plan as soon as practicable. You have a vested right in your 401(k) plan account and stock account, which vested rights will not be impacted by the transaction.

When the companies combine, will ADI keep the same vacation accruals or is their program different?

Any changes to vacation and other benefit programs will be communicated as soon as practicable following the closing of the merger.

Do you have any plans to allow another early retirement program before the transaction closes?

There are currently no plans to announce another early retirement program.

What are the severance protections under the Change in Control employee severance plan?

Regular, full-time employees who experience a covered termination of employment are generally eligible to receive benefits in the form of a multiple of either weeks/year of service or a multiple of their base salary and target bonus, full or partial acceleration of vesting of unvested equity awards, and health coverage for a period of time following termination of employment. Please keep in mind, these FAQs are just a summary and there are also conditions and restrictions an employee must satisfy in order to receive these benefits, which are spelled out in the Change in Control employee severance plan document that is available on our website. We will also post a copy of the plan on InSite. Employees should refer to the full plan document as it will govern their rights and obligations if they experience a termination of employment that is covered by the plan, and help them to understand the potential benefits they may be entitled to.

For salary exempt employees, the Change in Control Employee Severance Plan states that four weeks of salary are granted per year of service. Is there a maximum cap on the number of weeks?

No, there is no cap.

The Change in Control Employee Severance Plan provides for continuation of existing health benefit coverage; is life insurance also included? Also, is the continuation of health plan coverage only applicable to employees or are enrolled eligible dependents included as well?

Life insurance is not included as part of the continued benefits under the Change in Control Employee Severance Plan. For health plan continuation, the same or similar coverage that employees have in place at the time of their termination is what will be extended. If dependents are covered at the time of termination, they will continue to be covered during the continuation period, subject to any applicable terms and conditions of the applicable health plans.

If a visa application process is not completed before the close of the merger, will the process continue at ADI or is there a hard stop? Will there be a difference if the employee already works at Maxim?

Maxim plans to continue processing visas, green card applications, and permanent residency, just as we have always done, from now until transaction closes. Once the transaction closes, the new combined company’s immigration team will make determinations regarding policies moving forward, and any such determinations will be communicated to applicable employees as soon as practicable.

Is it possible to receive my 20-year Maxim service anniversary award if my anniversary is shortly after the transaction closes?

Once the transaction closes, the new combined company will make determinations regarding the continuation of current Maxim and ADI benefit programs, including service recognition programs. ADI will generally recognize years of service under continuing Maxim and ADI benefit plans where service credit is applicable. Changes to employee benefits will be communicated as soon as practicable once the transaction closes.

Will the Maxim ESPP be available after the suspension?

No, the ESPP will be suspended after the next scheduled purchase date in November 2020, as is common in these types of transactions, and no further purchases will occur under the ESPP.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets; erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic, product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their respective expected tax rates based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including pending litigation and any potential future litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 that ADI filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction and preliminary joint proxy statement/prospectus included therein. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, on August 17, 2020, ADI filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of ADI and Maxim and that also constitutes a preliminary prospectus of ADI (the “preliminary joint proxy statement/prospectus”). If and when the registration statement becomes effective and the preliminary joint proxy statement/prospectus is in definitive form (the “definitive joint proxy statement/prospectus”), the definitive joint proxy statement/prospectus will be mailed to shareholders of ADI and stockholders of Maxim. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement, the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus, or any other document that ADI or Maxim have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 27, 2020, which was filed with the SEC on August 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should carefully read the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.